Exhibit 99.20

Date: October 23, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: F3 URANIUM CORP. (Meeting Cancelled)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting (Cancelled)
Record Date for Notice of Meeting :	November 08, 2024 (Cancelled)
Record Date for Voting (if applicable) :	November 08, 2024 (Cancelled)
Beneficial Ownership Determination Date :	November 08, 2024 (Cancelled)
Meeting Date :	December 19, 2024 (Cancelled)
Meeting Location (if available) :	Kelowna, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	30336Y107	CA30336Y1079

Sincerely,

Computershare

Agent for F3 URANIUM CORP.